1585 Broadway New York, NY 10036-8299 Telephone 212.969.3000 Fax 212.969.2900	BOCA RATON BOSTON CHICAGO LONDON LOS ANGELES HONG KONG NEW ORLEANS NEWARK PARIS SÃO PAULO WASHINGTON

August 14, 2009

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Phil Rothenberg

Re:        Empire American Realty Trust, Inc.
Registration Statement on Form S-11
Filed on June 19, 2009
File No. 333-160093

Dear Mr. Rothenberg:

On behalf of our client, Empire American Realty Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated July 16, 2009 (the “Comment Letter”) with respect to the registration statement on Form S-11 filed by the Company with the Commission on June 19, 2009 (No. 333-160093) (the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Amendment No. 1 has been filed by the Company today.  Additionally, please note that some of our revisions to the Registration Statement reflect blue sky comments received by the states.  We have included additional disclosure and tables in Amendment No. 1 for the Staff’s consideration with respect to the Company’s sponsor’s non-program properties.   As discussed with the Staff, such additional disclosure is consistent with the disclosure of non-program properties of sponsors of other non-traded public real estate investment trusts.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 1.  All page number references in the Company’s responses are to page numbers in Amendment No. 1.

August 14, 2009

General

1.	Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

We advise the Staff that the Company will submit to the staff for its review any pictures, graphics or artwork if the Company decides to use any of the foregoing in the prospectus, such as a logo or otherwise.

2.
Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only.  Please submit all sales materials proposed to be transmitted to prospective investors, orally or in writing.  Please be aware that we will need time to review these materials.  In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.  For guidance, please refer to Item 19.D of Industry Guide 5.

The Company acknowledges that the Staff needs time to review any sales literature that is used in connection with this offering.  We advise the Staff that the Company has not yet prepared sales literature for use in connection with this offering.  The Company will submit all written sales materials proposed to be transmitted to prospective investors, either orally or in writing, to the Staff prior to use.

3.
We note that you intend to allocate approximately 15% of your portfolio to investments in real estate-related debt and securities and that your charter does not limit or restrict the percentage of your assets that may be invested in any type of loan in which you may invest.  We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 pursuant to Section 3(c)(5)(C).  Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption.  Further, please note that we will refer your response to the Division of Investment Management for further review.  If you have questions about this analysis, you may contact Rochelle Plesset in the Division of Investment Management at (202) 551 -6840.

August 14, 2009

The Company intends to operate its business in a manner that will permit the Company to maintain an exemption from registration under the Investment Company Act of 1940, as amended (the “Investment Company Act”) pursuant to Section 3(c)(5)(C) of the Investment Company Act and certain related No-Action Letters from the Commission.  Pursuant to this exemption, (i) at least 55% of the Company’s assets must consist of real estate fee interests or loans secured exclusively by real estate, or both, (ii) at least 25% of the Company’s assets must consist of loans secured primarily by real estate (this percentage will be reduced by the amount by which the percentage in (i) above is increased), and (iii) up to 20% of the Company’s assets may consist of miscellaneous investments. The Company intends to engage primarily in the business of buying real estate, specifically multifamily properties, or other securities that are secured by real estate.  Further, the Company acknowledges that participations in mortgage loans, mortgage-backed securities, mezzanine loans, preferred equity investments, joint venture investments and the equity securities of other real estate companies may not constitute qualifying real estate assets in accordance with the above requirements, depending on the characteristics of the specific investments.  However, the Company expects that such investments will constitute a small part of the Company’s overall portfolio composition.  The Company intends to monitor compliance with these requirements on an ongoing basis.

4.
Please provide supplemental support for factual assertions in the prospectus and management’s assertions.  Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced.  For example only, we note the following statement:

1.
“Our sponsor has been ranked by the National Multi Housing Counsel in its publication, the NMHC 50, as of January 1, 2009, as the 28th largest U.S. apartment owner and the 24th largest U.S. apartment manager.” (page 1)

The Company has provided the Staff with the supplemental support for the factual assertions in the prospectus, including the statement above indicated in this comment 4.

Questions and Answers about this Offering, page iii

5.
Please eliminate repetitive information from your Q&A section.  For example, the second Q&A on page iv regarding your distribution reinvestment program provides essentially the same information as a Q&A on page v.  Similarly, you have two Q&As addressing how to subscribe for shares.

August 14, 2009

We advise the Staff that the Company has eliminated the repetitive information from the Q&A section of the prospectus, including the duplicative Q&A sections on reinvestment of distributions and procedures for subscribing for shares.

How will the payment of fees and expenses affect my invested capital?, page v

6.
You state that you estimate that certain expenses will be approximately 0.5% of the gross offering proceeds raised if you achieve the maximum offering.  This amount appears to be inconsistent with the estimated organizational and offering expenses shown in the Use of Proceeds summary on page 5, which is 1% to 3% of gross offering proceeds.  Please revise to reconcile these disclosures.

We advise the Staff that the Company’s estimate of organizational and offering expenses, excluding dealer manager fees and selling commissions, is 1.5% of the gross offering proceeds.  The Company has revised the prospectus in the applicable sections to clarify that such expenses are expected to be approximately 1.5% of the gross offering proceeds.

Prospectus Summary

7.
Please provide a brief description of the role of Empire American ALP, LLC, the associated limited partner of the operating partnership, similar to the disclosure you have provided for the manager, the advisor, the operating partnership, and other affiliated parties.  Disclose why the associate limited partner will receive incentive fees upon liquidation of your assets or the listing of your common stock on a national securities exchange.

We advise the Staff that the Company has provided a description of the role of Empire American ALP, LLC.  Additionally, the Company has provided disclosure regarding the reason that Empire American ALP, LLC will receive incentive fees upon liquidation of the Company’s assets or the listing of the Company’s common stock on a national securities exchange.

Financing Strategy, page 3

8.	Please revise the second paragraph to clarify how the board will determine the amount of borrowings that will be “reasonable” in relation to your net assets.

We advise the Staff that the Company has revised the relevant paragraph on page 3 to clarify how the board of directors may determine that the amount of borrowings are reasonable in relation to the Company’s net assets.  Since government sponsored enterprises may make loans to fund projects in the multifamily industry, the board of directors will look at the lending requirements of the principal lenders, Fannie Mae and Freddie Mac, for an indication of the appropriate amount of leverage for multifamily properties.  Additionally, the board of directors will review the leverage of publicly traded and non-traded REITs that principally invest in multifamily properties.  The board of directors will also determine whether the Company has positive or negative leverage, in that, the board will review the capitalization rates of the properties compared to the interest rates of the borrowings, and such determination will be considered in determining whether the Company has the appropriate amount of leverage.

August 14, 2009

Estimated Use of Proceeds, page 5

9.	Please correct the table to state that the total proceeds available for investment in the third column is $850 million. Please also correct the table on page 56.

We advise the Staff that the total proceeds available for investment in the third column has been corrected on pages 6 and 61.

10.
In footnote 4, you state that you have assumed acquisition expenses of 0.5% of average invested assets, but it appears that the figure in the table shows this to be 0.5% of gross offering proceeds.  Please clarify or advise.

We advise the Staff that the Company has revised the Estimated Use of Proceeds table on pages 6 and 61 to clarify that the tables assume acquisition expenses of 0.8% of net proceeds after the payment of organizational and offering expenses but before the payment of acquisition fees and acquisition expenses.  The Company has clarified in the footnotes that, for purposes of the table, the Company has assumed that all of the net proceeds of the offering will be used for the purchase of real estate and real estate-related investments.

Compensation, page 9

11.
We are unclear how organization and offering expenses paid to your advisor are calculated.  Based on your disclosure it appears that these expenses are initially calculated as 3% of gross offering proceeds if the minimum offering is achieved and are subsequently reduced to 1% of gross offering proceeds.  Please revise your disclosure to clarify at what point organization and offering expenses are reduced from 3% of gross offering proceeds to 1% of gross offering proceeds.

We advise the Staff that organization and offering expenses paid to the Company’s advisor are calculated as 1.5% of the gross offering proceeds at all times during the offering.

August 14, 2009

12.
For acquisition fees and expenses, you state that the estimated amount is not determinable.  We note, however, that you have included estimated amounts in the Use of Proceeds table on page 56.  Please revise the compensation table here and on page 49 to include estimated amounts of these fees.  Disclose fees assuming no leverage and assuming the maximum leverage that you may apply to acquisitions.  Please see Item 4B of Industry Guide 5.

We advise the Staff that the Company provided the estimates of acquisition fees and expenses on pages 10-11 and 52, including estimated fees and expenses assuming the Company incurs leverage up to 5% of the combined market value of the Company’s assets, as set forth in the Company’s investment guidelines.

13.
Please revise your compensation table to provide separate line items for “Acquisition Fees” and “Acquisition Expenses.” Your estimate of acquisition expenses should reflect the maximum amount of reimbursement permitted, which appears to be 6% of the gross contract price of the property, as disclosed in footnote (3) on page 56.

We advise the Staff that the Company has provided separate line items for “Acquisition Fees” and “Acquisition Expenses”.

We respectfully disagree with the Staff’s position regarding the disclosure for the estimated amount of acquisition expenses.  Even on a fully leveraged basis, the Company does not expect that acquisition expenses would equal 6% of the gross contract price of the property.  The maximum amount of reimbursement permitted (equal to 6% of the gross contract price of the property) is required disclosure pursuant to Section IV.C.1 of the NASAA Statement of Policy Regarding Real Estate Investment Trusts, as revised and adopted on May 7, 2007 (the “NASAA Guidelines”).  The 6% cap relates to both acquisition fees and acquisition expenses.  The Company does not estimate the acquisition expenses would reach the maximum amount of reimbursement permitted under the NASAA Guidelines and, accordingly, believes that such disclosure would be misleading.  Accordingly, the Company respectfully requests that the Staff reconsider the comment above.  However, note that on a fully leveraged basis the combination of acquisition fees and acquisition expenses equals 6%, which is disclosed in the compensation tables pursuant to Comment 12.

Risk Factors, page 14

To hedge against interest rate fluctuations, we may use derivative financial…, page 34

Certain of our business activities are potentially subject to the prohibited…, page 38

14.
Please revise these risk factors to remove the mitigating information regarding how you intend to manage various risks and how you intend to avoid the 100% prohibited transaction tax.  Generally, you should limit your Risk Factor section to an identification and brief description of each material risk.  You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus.

August 14, 2009

We advise the Staff that the Company has revised these risk factors to remove the mitigating information.

Conflicts of Interest, page 43

Certain of our affiliates will receive substantial fees prior to the payment of dividends to our stockholders; page 44

15.
Please disclose clearly that Ezra Beyman owns 100% of the ownership interests in your sponsor, your advisor, your dealer manager, and your property manager, and that he will also serve as your Chairman, President, and Chief Executive Officer.  As a result, he has a direct interest in all fees paid and is also in a position to make decisions about your investments and the payment of fees.  Provide similar disclosure in your risk factors related to conflicts of interest.

We advise the Staff that the Company has revised pages 24-25 and 46 to disclose that Ezra Beyman (i) owns 100% of the ownership interests, either directly or indirectly, of the Company’s sponsor, advisor, property manager and dealer manager, (ii) is the Company’s President, Chief Executive Officer and Chairman of the Board of Directors and (iii) is the President and Chief Executive Officer of the Company’s advisor, and as a result, Mr. Beyman has a direct interest in all fees paid to affiliates of the Company and is in a position to make decisions about the Company’s investments in ways that could maximize fees payable to affiliates of the Company.

Charter Provisions Relating to Conflicts of Interest, page 46

Limitations on Operating Expenses, page 47

16.
Please clarify that the limitation on expenses is an ongoing limitation.  Please also state the date by which your advisor will reimburse you if necessary and the means by which your advisor will reimburse you.  Additionally, describe the annual process for measuring whether your aggregate total operating expenses exceed the 2% of average invested assets or 25% of net income thresholds.

We advise the Staff that the Company has clarified that the limitation on expenses is an ongoing limitation and the Company has described the annual process for measuring whether its aggregate total operating expenses exceed 2% of average invested assets or 25% of net income.

August 14, 2009

Compensation Table, page 48

17.
Refer to the Financing Coordination Fee described on page 50.  Please revise to describe, by footnote or otherwise, the specific services that your advisor may provide in connection with origination or refinancing.

We advise the Staff that the Company has revised the description of the Financing Coordination Fee to describe the specific services that the Company’s advisor may provide in connection with refinancing.  We further advise the Staff that the Company will no longer pay a fee in connection with the origination of any financing.

Prior Performance of Affiliates of Our Sponsor, page 52

18.
Your disclosure in this section contains various embedded lists which make it more difficult for an investor to read and understand.  Please revise to present such information in a clear, concise and understandable manner, such as by using bullet points.  Please see Rule 421(b).

We advise the Staff that the Company has revised the disclosure in the section titled “Prior Performance of Affiliates of Our Sponsor” to present such information by using bullet points.  The Company believes that such information, as amended, is presented in a clear, concise and understandable manner consistent with Rule 421(b).

19.
The narrative discussion of prior performance should include a discussion of the major adverse business developments or conditions experienced by any prior program that would be material to investors in this program.  Please revise your disclosure to include such disclosure or advise us that there have been no major adverse business developments or conditions experienced by any prior program or non-program property that would be material to investors.  Please see Item 8A(2) of Industry Guide 5.  For example, we note the disclosure in Table III of your prior performance tables, which indicates that Empire Asset Group went from positive cash flows in 2006 to negative cash flows in 2007 and 2008.

We advise the Staff that, other than due to the recent general economic conditions, there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors.  We advise the Staff that Empire Asset Group went from positive cash flows in 2006 to negative cash flows in 2007 and 2008 due to a refinancing that increased the program’s interest expense.

20.
We note the disclosure in the footnote to Table IV that during 2005 all the investors of Empirian Bay Investors, LLC transferred their investment interests to another program, Empire Asset Group, LLC.  Please provide a brief discussion of this event and the reasons for it in this section.

August 14, 2009

We advise the Staff that the Company has provided a brief discussion regarding the reasons for the transfer of interests in Empirian Bay Investors, LLC to Empire Asset Group, LLC.  This transfer was done to consolidate all investors in one program.  The sponsor believed that investors in the Empirian Bay Investors program would benefit from this consolidation because the Empire Asset Group program had a more diversified portfolio of multifamily properties from which investors in Empirian Bay Investors would benefit.

Narrative Summary of Program Properties: January 1, 2003 through March 31, 2009, page 53

21.
From reviewing your prior performance tables, it appears that you have two programs: Empire Asset Group, LLC and Empirian Bay Investors, LLC.  Please revise your disclosure in this section to state the number of programs sponsored, the aggregate amount raised from investors, the total number of investors, the percentage of new, used or construction properties, and the number of properties sold.  Please see Item 8A(1) of Industry Guide 5.

We advise the Staff that the Company has revised the disclosure on page 56 to include the information required by Item 8(A)(1) of Industry Guide 5.

22.	Please revise to explain the significance of the four different time periods you describe under this heading. It is not clear whether each of these time periods represents a different program.

We advise the Staff that the time periods under this heading have been revised.  As revised, this section references only two time periods: (1) the 10 year period from January 1, 1998 through December 31, 2008 and the three month period ending March 31, 2009 and (2) the 5 year period from January 1, 2004 through December 31, 2009 and the three month period ending March 31, 2009.

Narrative Summary of Non-Program Properties, page 54

23.
Please tell us whether the sponsor has held complete control over the non-program properties since the date of purchase.  If not, please explain why you believe it is appropriate to include non-program properties for which the sponsor shares investment and operating decisions.

August 14, 2009

We advise the Staff that the sponsor has held control over investment and operating decisions of the non-program properties since the date of purchase.  Accordingly, the Company has revised page 59 to clarify that the sponsor has had control over the investment and operating decisions of the non-program properties since the date of purchase.

24.	If you choose to retain disclosure regarding cash distributions to the sponsor, please separately disclose amounts distributed from each category: operations, sales, and refinancing proceeds.

We advise the Staff that the Company has disclosed the amounts distributed from operations, sales and refinancing proceeds.

Lexford Portfolio, page 54

25.
We note that your sponsor refinanced the Lexford Portfolio for approximately $300 million more than the original purchase price.  Please revise to briefly explain the sponsor’s reasons for increasing the debt associated with this portfolio.

We advise the Staff that the Company has revised the summary description of the Lexford Portfolio on page 60 to explain that the sponsor refinanced the Lexford Portfolio in 2007 because interest rates were favorable and the sponsor was able to monetize part of the appreciation in the value of the portfolio.

Use of Proceeds, page 56

26.	Please revise footnote (3) to explain the basis for assuming that acquisition expenses will be 0.5% of average invested assets.

We advise the Staff that the Company has assumed that acquisition expenses will be approximately 0.5% of the net proceeds of the offering based on the sponsor’s experience in acquiring the types of properties that the Company intends to acquire.

Management, page 57

Principals and Key Employees of Empirian Property Management. Inc.. page 59

27.	We note that Empire American Management, LLC is your property manager. Please explain the role of Empirian Property Management, Inc.

We advise the Staff that Empirian Property Management, Inc. (“Empirian”) is an unaffiliated property manager that manages the properties acquired by the sponsor.  Empirian will not manage the properties that are acquired by the Company.  However, certain principals and key employees of Empirian will be principals and key employees of the Company’s property manager.  Accordingly, the Company believes that including the biographical information of such individuals would be helpful for investors to analyze the experience of the individuals that are expected to manage the Company’s properties.

August 14, 2009

Compensation of Officers, page 62

28.	Please revise to clarify who you consider to be your executive officers.

We advise the Staff that the Company has revised page 70 to cross-reference the “Management—Our Directors and Officers” section for more information about the Company’s officers.  No officers, including officers that are not considered by the Company to be executive officers, will receive any cash compensation for their services as officers of the Company.

Our Advisor, page 64

29.	Please provide five years of business experience for Eli Feller. Please see Item 24(b)(3) and Instruction 1 to Form S-11.

We advise the Staff that the Company has revised page 72 to include five years of business experience for Eli Feller.

Investment Strategy. Objectives and Policies, page 74

30.	Please provide the disclosure called for by Item 12(d), (e) and (g) of Form S-l1.

We advise the Staff that the Company has revised pages 89 and 93 to provide the disclosure called for by Items (d) and (g) of Form S-11, respectively.  We further advise the Staff that the disclosure called for by Item 12(e) of Form S-11 was already disclosed on page 93.

Investment Strategy, page 74

31.	Please describe your “investment guidelines” in detail.

We advise the Staff that the Company’s investment guidelines will consist of the investment strategies and policies set forth in the prospectus and such investment guidelines will be approved by the Company’s board of directors prior to effectiveness of the Registration Statement.  Accordingly, the Company has provided a description of its investment guidelines on page 82 of the prospectus.

August 14, 2009

Our Target Portfolio, page 74

32.
We note your intent to invest approximately 50% of your portfolio in value-added properties, 35% in multifamily properties and 15% in real estate-related debt and securities.  Please additionally disclose your policy as to the amount or percentage of assets that will be invested in any specific property or investment.  Please see Item 13(a)(6) of Form S-11.

We advise the Staff that the Company has disclosed its policy as to the percentage of assets that may be invested in any specific property or investment.

Our Target Markets, page 75

33.
We note that you intend to diversify your portfolio by geographic location.  Please indicate the geographic areas in which you propose to acquire real estate or interests in real estate.  Please see Item 13(a)(1) of Form S-11.

We advise the Staff that the Company intends to invest principally in the Northeast region, however the Company expects that it may also acquire properties in other geographic locations.  Additionally, the Company has added an additional risk factor on page 28 to describe the risks related to the concentration of investments in one geographic location and failure to execute the Company’s plan for diversification by geographic location.

Investments in and Originating Real Estate-Related Debt and Investments, page 76

34.	Please disclose your portfolio turnover policy. Please also disclose the types of properties subject to mortgages in which you propose to invest. Please see Item 13(b)(2) and (3) of Form S-11.

We advise the Staff that the Company has disclosed its expected portfolio turnover policy and has also disclosed that it expects its real estate-related investments in debt securities will be secured by multifamily properties.

Investment Approach, page 81

35.	You state that your board may revise our investment policies without the approval of your stockholders. Please disclose if stockholders will be notified of such revisions and, if so, how and when.

August 14, 2009

We advise the Staff that the Company has revised page 89 relating to its investment policies to disclose that the Company will notify stockholders within 30 days of any change in the Company’s investment policies by providing a statement to all stockholders describing the change and providing the reasons for the change.

Dispositions, page 81

36.
We note the risk factor on page 29 that suggests you may sell properties by providing financing to the purchasers.  Please provide additional detailed disclosure regarding this aspect of your disposition strategy.

We advise the Staff that the Company has provided additional detailed disclosure regarding its strategy to provide financing to purchasers of its properties.  In certain instances the Company may sell properties by providing financing to third party purchasers.  For instance, it may be beneficial for the Company to provide such financing if providing such financing would accelerate the time in between signing and closing.  The Company expects that any such financing would be on terms consistent with the prevailing market conditions for similar financings.

Borrowing Policies, page 82

37.
You state that you do not have agreements or letters of intent in place for any financing sources at the current time.  Please address this in the Risk Factors section or tell us why you believe this is not a material risk to your business, particularly considering the current dislocation in the credit markets.

We advise the Staff that the Company has added an additional risk factor on page 18 related to the Company’s ability to obtain financing in the current market conditions.

38.
Refer to the carry-over paragraph at the bottom of page 82.  Please revise to clarify whether there are any formal restrictions on your advisor’s ability to refinance properties during the term of the loan.  In this regard, we note that the advisor will receive a fee in connection with refinancing.  Also, please address this conflict in the Conflicts of Interest disclosure.

We advise the Staff that the Company has revised the disclosure on page 91 to clarify that there are no formal restrictions on the Company’s ability to refinance properties during the terms of the loan.  Further, the Company has added a risk factor and additional disclosure in the “Conflicts of Interest” section regarding the conflicts of interest created by our advisor receiving a fee in connection with any refinancing.

August 14, 2009

Operating Partnership Agreement page 87

39.
We note that your organizational chart on page 5 identifies Empire American ALP, LLC as an “associate limited partner.” In addition we note that this entity is entitled to incentive distributions as described in your compensation table.  Please revise to disclose whether Empire American ALP, LLC holds preferred partnership units or a separate class of limited partnership units that creates its distinct rights.  If so, please provide a detailed description of the rights associated with that class of preferred or limited partnership units.

We advise the Staff that the Company has added disclosure on page 100 to disclose that Empire American ALP does not hold any general partnership interests or limited partnership interests in the Company’s operating partnership.  Empire American ALP does not have any voting rights, approval rights, rights to distributions or any other rights under the partnership agreement other than the right to receive certain fees in connection with the Company’s liquidation or listing its common stock on a national stock exchange.

Share Repurchase Program, page 112

40.
Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.  See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004).  To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

We advise the Staff that the Company’s share repurchase program is consistent with the relief previously granted by the Division of Corporate Finance in the aforementioned no action letters.  We note the following with respect to the Company’s share repurchase program: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program in the event that a secondary market for the Company’s common stock develops; stockholders must have held the Company’s common stock for at least one year to participate in the share repurchase program; the Company will purchase shares of its common stock at a price that does not exceed the then current offering price; during the offering and for five years thereafter, the number of shares to be redeemed at any time during a year will not exceed 5% of the number of shares outstanding of the Company; and the terms of the share repurchase program are fully disclosed in the Company’s prospectus.

August 14, 2009

41.
We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement.  Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

We advise the Staff that the Company’s share repurchase program is consistent with the class relief previously granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007.  With respect to the Company’s share repurchase program during the offering period, we note the following: there is no trading market for the Company’s common stock; the Company will terminate its share repurchase program during the distribution of its common stock in the event that a secondary market for the Company’s common stock develops; the Company purchases shares of its common stock under its share repurchase program at a price that does not exceed the then current public offering price; the terms of the share repurchase program are fully disclosed in the Company’s prospectus; and except as otherwise exempted therein, the Company shall comply with Regulation M.

42.	Please disclose the time during which a redemption request may be pending prior to its being granted or rejected. Please see Item 17(7) of Industry Guide 5.

We advise the Staff that the share repurchase program has been revised to disclose the time during which a redemption request may be pending prior to its being granted or rejected.  To request repurchase, the stockholder must submit a repurchase request at least five days prior to the repurchase date.  The Company will effect all repurchases on the last business day of the calendar month or any other business day that may be established by the board of directors of the Company.  The Company may reject a redemption request one business day before the payment date.  Accordingly, a redemption request may be pending for approximately one month until the Company grants or rejects a request for redemption.

43.
We note the prices at which you may repurchase shares and that your repurchase prices take into account volume discounts.  Please also disclose if you take into account the discounts disclosed on page 126 related to sales to “friends and family” and retirements plans.

August 14, 2009

We advise the Staff that the Company has revised the disclosure on page 121 to indicate that the Company takes into account any applicable discounts in determining the prices at which the Company may repurchase shares pursuant to its share repurchase program.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 114

Charter and Bylaw Provisions, page 129

Restrictions on Borrowing, page 133

44.	Please provide more details regarding short-term indebtedness that you may incur.

We advise the Staff that the Company has revised page 144 to disclose additional details regarding the short-term indebtedness that it may incur.  Any such short-term indebtedness would involve a line of credit for a potential seller of a property or properties, with the expectation that such short-term indebtedness would be refinanced with long-term indebtedness.

Relationships and Related Transactions, page 141

45.	Please provide the disclosure called for by Item 404(b) of Regulation S-K.

We advise the Staff that the Company has provided for the policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a) of Regulation S-K on page 151.

Financial Statements

Notes to Consolidated Financial Statements

1.  Organization, page F-6

46.
We note your disclosure that holders of limited partnership units have the right to redeem their units for cash.  Explain to us how you have applied the guidance in EITF Topic D-98 in determining that the OP units should be classified within permanent equity.

August 14, 2009

The holders of limited partnership units have the right to redeem these units for cash equal to the value of an equivalent number of the Company’s common shares, or, at the option of the Company, the Company may purchase such units for cash or by issuing an equal number of common shares of the Company, as permitted by the limited partnership agreement of the Operating Agreement. In accordance with the guidance below (EITF D-98, SFAS 150 and EITF 00-19), these limited partnerships units are appropriately classified within permanent equity based on the following facts. The redemption of these units is not an unconditional obligation of the holders of these units or the Company. Therefore, these units are not mandatorily redeemable.

The Company has the discretion to determine if the redemption is to be paid out in cash or with Company stock. The payment in Company stock is at an equivalent number of common shares relative to the limited partnership units being redeemed. In other words, the exchange factor of limited partnership units to common shares is one to one. Therefore, the number of common shares applicable for the redemption is a fixed number of shares that can be determined at the point the limited partnership units is issued. In addition, the Company has the control to ensure that enough authorized and unissued shares exist at any point in time to cover potential redemption of limited partnership units. In summary, the facts above lead to the conclusion that liability classification of these units is not appropriate and permanent equity is the proper classification.

EITF Topic 98, paragraph 6 states, “… Upon redemption of these financial instruments (in other than an ordinary liquidation or deemed liquidation that meets the exception in paragraph 5), the issuer may be required or may have a choice to settle the contract by delivery of its own shares. For these instruments, the guidance in paragraphs 12–32 of Issue No. 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” should be used to evaluate whether the issuer controls the actions or events necessary to issue the maximum number of shares that could be required to be delivered under share settlement of the contract. If the issuer does not control settlement by delivery of its own shares, cash settlement of the instrument would be presumed and the instrument would be classified as temporary equity. For example, if preferred shares are redeemable at the option of the holder (that is, puttable shares) and the issuer is permitted to settle the redemption amount in cash or by delivery of a variable number of its common shares with an equivalent value, the absence of a cap on the number of common shares that could be potentially issuable upon redemption requires classification of the preferred shares outside of permanent equity.”

SFAS 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, states:

August 14, 2009

“Certain Obligations to Issue a Variable Number of Shares

12. A financial instrument that embodies an unconditional obligation, or a financial instrument other than an outstanding share that embodies a conditional obligation, that the issuer must or may settle by issuing a variable number of its equity shares shall be classified as a liability (or an asset in some circumstances) if, at inception, the monetary value of the obligation is based solely or predominantly on any one of the following:
a. A fixed monetary amount known at inception (for example, a payable settleable with a variable number of the issuer’s equity shares)
b. Variations in something other than the fair value of the issuer’s equity shares (for example, a financial instrument indexed to the S&P 500 and settleable with a variable number of the issuer’s equity shares)
c. Variations inversely related to changes in the fair value of the issuer’s equity shares (for example, a written put option that could be net share settled).”

EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock, states:

“The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

19. If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company's own stock) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.

August 14, 2009

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

20. For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. For example, assume that a company writes a put option to a counterparty that permits the counterparty to sell 100,000 of the company's shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the company's shares falls to $1 as of the settlement date, the company would be required to deliver 9,900,000 shares. If the market price of the shares falls to $0.125, the company would be required to deliver 79,900,000 shares. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.

21. If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company. A contract termination trigger alone (for example, a provision that requires that the contract will be terminated and settled if the stock price falls below a specified price) would not satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of shares.”

2.  Summary of Significant Accounting Policies

Revenue Recognition, page F-7

47.
We note your disclosure that the Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent period.  Please explain to us the accounting guidance the Company relied on to develop this policy.

ASC 250-10-20 (formerly SFAS 154, paragraph 2d) states, “d. Change in accounting estimate—a change that has the effect of adjusting the carrying amount of an existing asset or liability or altering the subsequent accounting for existing or future assets or liabilities. A change in accounting estimate is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information. Examples of items for which estimates are necessary are uncollectible receivables, inventory obsolescence, service lives and salvage values of depreciable assets, and warranty obligations.” SFAS 154, paragraph 19 states, “19. A change in accounting estimate shall be accounted for in (a) the period of change if the change affects that period only or (b) the period of change and future periods if the change affects both. A change in accounting estimate shall not be accounted for by restating or retrospectively adjusting amounts reported in financial statements of prior periods or by reporting pro forma amounts for prior periods.” Based on the above guidance, it is appropriate for the Company to recognize the difference between the final billed amounts compared to the estimated recoveries in the subsequent period as the subsequent period is when the change in the estimate occurred.

August 14, 2009

3.  Stockholder’s Equity

Equity Compensation Plans, page F-12

48.
We note your disclosure indicates that stock-based compensation will be classified within general and administrative expense in the consolidated statements of operations.  Please tell us how you have determined that such treatment is consistent with SAB Topic 14F.

SAB Topic 14F states, “The staff believes Company G should present the expense related to share-based payment arrangements in the same line or lines as cash compensation paid to the same employees. The staff believes a company could consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements. Disclosure of this information might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.” Compensation expense related to holders of Company’s grants of awards will be recognized in general and administrative expense in the consolidated statements of operations. Therefore, based on the guidance above, stock-based compensation should be classified within the same expense line, general and administrative expenses. These grants would relate to individuals that provide services that would normally be classified within general and administrative expenses.

August 14, 2009

Appendix A, page A-1

Prior Performance Tables for Program Properties, page A-1

49.
Please disclose the factors the sponsor considered in determining that the previous programs had similar investment objectives to your investment objectives.  Please see Instruction 1 to Appendix II of Industry Guide 5.

We advise the Staff that the Company has revised page A-1 to indicate that the prior programs had similar investment objectives to the Company’s investment objectives because the prior programs (i) invested in multifamily properties, (ii) had a primary investment objective to realize growth in value, generate cash flows from operations and to invest in a diversified portfolio of multifamily properties and (iii) consisted mostly of value-added and opportunistic multifamily properties.

50.
Please revise your disclosure regarding the presentation of Table III data to clearly state that Table III is not presented on a GAAP basis but instead is presented on a tax basis as permitted by Industry Guide 5.  Additionally, please provide explanations for any significant differences in operating results between accounting for the specific program properties on a tax basis versus a GAAP basis.

We advise the Staff that page A-1 has been revised to clearly state that Table III is presented on a tax basis and not on a GAAP basis.  Further, the Company has added disclosure explaining the significant differences in operating results between GAAP and the tax method of accounting.

Table I, page A-3

51.
The line item figures, other than “Dollar amount offered,” should be presented as a percentage of the dollar amount raised.  Dollar amounts may also be used provided that the percentages are also included.  Please revise accordingly.

We advise the Staff that the Company has revised page A-3 to present the line item figures (other than “Dollar amount offered”) as a percentage of the dollar amount raised.

52.
Please provide a footnote to explain in more detail the “other wages and commissions” line item.  Also, please explain why Empirian Bay Investors, LLC did not incur any expenses associated with its offering.

We advise the Staff that the Company has provided a footnote to Table I explaining the “other wages and commissions” line item.  Further, Table I shows that Empirian Bay Investors did not incur any expenses associated with its offering because all offering expenses were accounted for by Empire Asset Group.  Empirian Bay Investors and Empire Asset Group were offered to the same investors during the same time period.  As a result, the sponsor attributed all offering expenses to Empire Asset Group.

August 14, 2009

Table III, page A-5

53.
We note your footnote (i) disclosure that the tax returns for the year ended December 31, 2008 and the three months ended March 31, 2009 have not been filed.  Please disclose why such tax returns have not been filed and what effect this may have on the disclosure presented.

We advise the Staff that the tax returns are typically not filed by the Programs by the initial April 15 deadline and that the Programs apply for extensions each year to give the tax accountants additional time.  There is no specific adverse condition that has caused a delay in the tax filings.  We further advise the Staff that the Company does not believe that there will be a material effect on the disclosure presented.  When the Company has filed its tax returns it will update Table III accordingly.

Table VI,  page II-5

54.	In addition to the number of units disclosure, please also disclose the total square feet of units included in the property.

We advise the Staff that the Company has revised Table VI to disclose the rentable square footage of the properties.

Item 36.  Financial Statements and Exhibits, page II-3

55.
Please file your legal and tax opinions with the next amendment or provide drafts for us to review.  We must review the opinions before we declare the registration statement effective and we may have comments on the opinions.

We advise the Staff that the Company has filed drafts of its legal and tax opinions.

Signatures

56.
We note the filing does not include the signature of your controller or principal accounting officer.  Please include this signature in an amended Form S-11.  If your CFO also serves as the controller or principal accounting officer, your CFO’s signature should be captioned as such in your amended filing.  See Instructions 1 and 2 to the Signatures section of Form S-11.

August 14, 2009

We advise the Staff that the signatures to Amendment No. 1 will include the signature of the Company's Controller and Treasurer.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass

Peter M. Fass, Esq.